SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
09/19/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
858,912

8. SHARED VOTING POWER
289,691

9. SOLE DISPOSITIVE POWER
1,148,603
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,148,603

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.46%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed July 29, 2011. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
Except for the shares owned by Special Opportunities Fund, which will be voted in the same proportion as the votes case cast by all other stockholders of the issuer, the filing group intends to vote its shares in favor of the conversion of the Fund into an open-end fund.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on March 9th, 2011 there were 15,407,000 shares of common stock outstanding as of 12/31/2010 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,148,603 shares of TYW or 7.46% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 9/9/11 the following shares of TYW were purchased:

Date:		        Shares:		Price:
09/09/11		4,313		11.0000
09/09/11		500		10.9500
09/12/11		5,152		10.9500
09/13/11		14,244		10.8060
09/14/11		5,452		10.8843
09/15/11		14,615		10.9758
09/16/11		13,547		11.0386




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS none


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/20/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos